                                                                    EXHIBIT 20.1

                     [LETTERHEAD OF HELISYS APPEARS HERE]

                 Helisys Board Appoints Gary S. Moskovitz CEO

     TORRANCE, Calif.--July 20, 1998--Helisys, Inc. (OTC BB:HELI) today announced that its board has appointed Gary S. Moskovitz as chief executive officer, succeeding Company founder Michael Feygin, who continues as chairman and chief technology officer.

     Mr. Moskovitz, 50, joined the Company as president and chief operating officer in March, 1998 and has been responsible for day-to-day operations as well as overseeing Helisys' senior management team since that time.

     Mr. Feygin said, "This appointment confirms our initial decision to bring Gary into Helisys. Since his arrival, he has initiated significant changes which we believe will contribute to the long-term success of the Company. As the founder of Helisys, I look forward to continuing my partnership with Gary and will devote my time to providing strategic technological guidance for our products."

     Mr. Moskovitz said, "I appreciate the confidence that the board has shown in my contributions to date. Together, Michael Feygin and I will provide Helisys with the caliber of leadership and direction needed to better serve our customers, with the goal of building long-term value for our shareholders."

     Helisys develops and manufactures systems for creating physical models, industrial patterns, and product prototypes directly from three-dimensional computer-generated designs using its proprietary technology, Laminated Object Manufacturing (LOM). Helisys' LOM systems are instrumental in bringing products to market faster for such customers as automakers, and manufacturers of toys, appliances, sporting goods, shoes, electronic hardware, medical devices, aerospace components, and other products. Helisys' systems also are used in university research environments and supercomputer centers.

Forward Looking Statement:

     The statements in this news release contain forward-looking information relating to the Company's future performance. Actual events and performance may differ materially from the Company's expectations. The Company hereby makes reference to the documents that the Company files with the Securities and Exchange Commission, including its Form 10-KSB for fiscal year ended July 31, 1997; 10-QSB for the periods ended January 31, 1997, April 30, 1997, October 31, 1997, January 31, 1998, and April 30, 1998, respectively; and Registration Statement on Form SB-2, as declared effective by the Securities and Exchange Commission on March 7, 1996, including, without limitation, the information contained in the section to the

Registration Statement entitled "Risk Factors." These documents identify important factors that could cause the Company's actual performance to differ from the Company's expectations and the forward-looking statements contained in this news release. These factors include, but are not limited to: quarterly fluctuations in operating results due to changes in the Company's sales and customer mix, the ability of the Company to raise additional finances, delays in shipping new systems, the introduction of new products and product enhancements by Helisys or its competitors, pricing pressures, increases in expenditures relating to pursuing the Company's business strategies, general economic conditions and other factors; emerging nature of the rapid prototyping industry; reliance by Helisys on a single product line; continued reliability of the Company's products; and dependence by the Company on its proprietary technology.

     --30--

     CONTACT: Helisys, Inc., Torrance
              Dave Okazaki, 310/891-0600
                   or
              Sitrick And Company
              Jeff Lloyd, 310/788-2850